FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated September 13, 2012
2	Translation of letter to the Buenos Aires Stock Exchange dated September 14, 2012
3	Additional Information

Item 1

TRANSLATION

Autonomous City of Buenos Aires, September 13, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: General Ordinary Shareholders’
Meeting of YPF S.A. of September 13, 2012

The purpose of this letter is to comply with the requirements of Article 75 of the Buenos Aires Stock Exchange Regulations.

I hereby inform that on September 13, 2012, having complied with all the legal requirements, the General Ordinary Shareholders’ Meeting of YPF S.A., called to be held at 11:00 a.m. at the Company’s Offices, was held with the attendance of 31 shareholders for a total of 386,650,472 shares, which represents the 98.3061% of the outstanding capital stock.

The following are resolutions for each of the agenda items which were adopted by a majority of the votes present (excluding abstentions):

1.    Appointment of two Shareholders who shall sign the Minutes of the Meeting.

It was approved by a majority of votes to appoint the representatives of the shareholders National Social Security Administration - Sustainability Guarantee Fund Law N° 26,425 and the Federal Government (Ministry of Economy) for Class A, to sign the minutes.

2.    Consideration of an increase in the amount of the Company's Global Medium Term Negotiable Obligations Program which was authorized by the National Securities Commission by Resolution No. 15,896, dated June 5, 2008 in the amount of US$2,000,000,000, to a total of maximum nominal amount in circulation at any time under the Program of US$3,000,000,000. Consideration of the extension of its term and the expansion of the use of proceeds. Extension of delegation of authority of the Board of Directors and authority to sub-delegate powers to authorized officials.

It was approved by a majority of votes to: 1) approve an increase in the amount of the Global Medium Term Negotiable Obligations Program, which currently is of a maximum at any time outstanding of up to US$1,000,000,000 or its equivalent in other currencies, which had been approved by the Ordinary and Extraordinary Shareholders' Meeting held on January 8, 2008 and by the Board of the National Securities Commission through Resolution No. 15,896 dated June 5, 2008 (the "Program") in an amount of US$2,000,000,000, totalling the maximum authorized amount at any time outstanding of up to US$3,000,000,000 or its equivalent in other currencies, or the lesser amount determined by the Board of Directors of the Company; 2) extend the term of the Program for an additional five-year term from the date of the new Resolution of the National Securities Commission to be issued as a consequence of the items of the agenda herein resolved; 3) broaden the use of proceeds of the Program in order to include the alternatives set forth in Article 36 of the Negotiable Obligations Law No. 23,576 and

TRANSLATION

supplementary regulations; and 4) extend for an additional two-year term from the date of this General Ordinary Shareholders' Meeting the delegation of powers in favor of the Board in connection with the setting of the terms and conditions of the negotiable obligations to be issued under the Program. In that connection, delegate in favor of the Board the powers necessary to: (i) set the terms and conditions of the negotiable obligations to be issued under the Program; (ii) negotiate and execute all the agreements and documents necessary in connection with the Program, its updating and the relevant negotiable obligations (including, without limitation, the updated Prospectus for the Program, the relevant pricing supplements and the certificates representing the negotiable obligations); (iii) take all actions necessary in connection with the Program and the negotiable obligations before the National Securities Commission, the Buenos Aires Stock Exchange, Mercado Abierto Electrónico S.A. and/or any other Argentine or foreign exchange or self-regulated market, and before any controlling authority or relevant entity (including, without limitation, the Argentine Central Bank and Caja de Valores S.A., among others); and (iv) sub-delegate in favor of one or more of its members, or of one or more of the Company's senior executives, the exercise of all the powers herein referred.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

Item 2

TRANSLATION

Autonomous City of Buenos Aires, September 14, 2012

To the
Bolsa de Comercio de Buenos Aires
 (Buenos Aires Stock Exchange)

Ref.: Relevant Fact. Change in
 Senior Management Structure of
YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of current regulations and inform you that a change has occurred in the Senior Management structure of YPF S.A.

I hereby inform you that the Board of Directors of the Company, at its meeting held on September 13, 2012, appointed Mr. Javier Horacio Fèvre as Director of Internal Audit and Mr. Tomás Ramón Zapata as Director of Reserves Control.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

Item 3

Additional Information

YPF S.A. further reports that:

(i) Mr. Fèvre is a public accountant with extensive experience in auditing in the public sector. He worked in the Argentine National Auditing Office, conducting management and accounting audits in public agencies and internationally funded projects and was a consultant in the Argentine National Office of the Comptroller General between 2000 and 2001. He also served as an internal auditor at the Argentine Ministry of Foreign Affairs until 2011 and recently served as general coordinator of internal audit of Aerolíneas Argentinas S.A.; and

(ii) Mr. Zapata has more than 15 years experience in geology, geophysics and reservoir engineering, reserve estimates, project development, financing, and has strong exposure to international operations. During the last three years he was responsible for overseeing international exploration and production operations for YPF, including the reserves report on such operations. He is an active member of the American Association of Petroleum Geologists (AAPG) and other geological institutions. He also holds a Bachelor degree on Geologic Sciences from the University of Buenos Aires, and Special Masters and Ph.D. in Structural and Tectonics from Cornell University in Ithaca, New York, and has participated in a Management Development Program of the Universidad Austral, in Argentina.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: September 17, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer